Exhibit 99.1

Fang Holdings Announces the Signing of Definitive Agreements Relating to the Going-Private Transaction of China Index Holdings

BEIJING, December 22, 2022 /GlobeNewswire/ — Fang Holdings Limited (OTC: SFUNY) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced the signing of definitive agreements relating to the going-private transaction of China Index Holdings Limited (NASDAQ: CIH) (“CIH”), a leading real estate information and analytics service platform provider in China.

CIH has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CIH Holdings Limited (“Parent”) and CIH Merger Sub Holdings Limited (“Merger Sub”), a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will be merged with and into CIH, with CIH continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of CIH of approximately US$92.0 million. At the effective time of the Merger, each outstanding share of CIH, including share represented by American depositary share (the “ADS”), other than certain excluded shares as specified in the Merger Agreement, will be cancelled in exchange for the right to receive US$1.0 in cash per share or ADS without interest and net of any applicable withholding taxes.

The merger consideration represents a premium of approximately 42.9% to the closing price of the ADSs on August 22, 2022, the last trading day prior to CIH’s receipt of the preliminary non-binding “going private” proposal from the Company on August 23, 2022, and premiums of approximately 46.2% and 33.1% to the volume-weighted average closing price of the ADSs during the last 30 trading days and 60 trading days, respectively, prior to and including August 22, 2022.

The Company has executed a letter agreement (the “Equity Commitment Letter”) in favor of Parent, pursuant to which, among other things, the Company has agreed, subject to the terms and conditions set forth therein, to make a cash equity investment of approximately US$14.8 million in Parent to fund the Merger. The Company has also executed and delivered to CIH a limited guarantee (the “Limited Guarantee”) in favor of CIH, pursuant to which the Company has agreed to guarantee certain payment obligations of Parent under the Merger Agreement. The Company and certain other shareholders of CIH (collectively, the “Buyer Group”) have entered into an equity contribution agreement (the “Support Agreement”), pursuant to which such shareholders have irrevocably agreed to contribute their equity interests in CIH to Merger Sub prior to the Effective Time in exchange for newly issued shares of Parent. The Buyer Group has also entered into an interim investors agreement (the “Interim Investors Agreement”) to govern the actions of Parent and Merger Sub and the relationship among the members of the Buyer Group with respect to, among other things, the Merger and related transaction agreements.

The board of directors of the Company and its audit committee have approved the Equity Commitment Letter, the Limited Guarantee, the Support Agreement, the Interim Investors Agreement and the transactions as contemplated under the Merger Agreement, including without limitation, the Merger.

The Merger is currently expected to close during the first quarter of 2023 and is subject to customary closing conditions. If completed, the Merger will result in CIH becoming a company privately owned by the Buyer Group, and its ADSs will no longer be listed on the NASDAQ Capital Market, and CIH’s ADS program will be terminated.

O’Melveny & Myers LLP is serving as U.S. legal counsel to the Buyer Group.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) relevant materials regarding the Merger, including amended Schedule 13D filings and a transaction statement on Schedule 13E-3. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 70 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger, that will be discussed in the Schedule 13E-3 to be filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Fang Investor Relations

Email: ir@fang.com